Exhibit 99.1

XL Capital Assurance Inc.
and Subsidiary

Consolidated Financial Statements for the

years ended December 31, 2002, 2001 and 2000

XL Capital Assurance Inc. and Subsidiary

December 31, 2002, 2001 and 2000

Contents to Audited Consolidated Financial Statements

Page

Report of Independent Accountants	1

Consolidated Balance Sheets at December 31, 2002 and 2001	2

Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2002, 2001 and 2000	3

Consolidated Statements of Changes in Shareholder’s Equity for the years ended December 31, 2002, 2001 and 2000
4
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000	5

Notes to Consolidated Financial Statements	6-26

Report of Independent Accountants

To the Board of Directors and Shareholder
of XL Capital Assurance Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholder’s equity and of cash flows present fairly, in all material respects, the financial position of XL Capital Assurance Inc. and its subsidiary (the “Company”), a wholly owned subsidiary of XL Reinsurance America, Inc., at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York

February 11, 2003

XL Capital Assurance Inc. and Subsidiary

Consolidated Balance Sheets
December 31, 2002 and 2001

(U.S. Dollars in thousands except number of shares and per share amounts)

	As of December 31,
	2002	2001

Assets
Investments
Fixed maturities available for sale, at fair value (amortized cost: 2002—$110,927; 2001—$76,940)	$115,301	$78,586
Short-term investments, at fair value, which approximates cost	20,153	38,681

Total investments	135,454	117,267

Cash and cash equivalents	44,714	39,204
Premiums receivable	2,713	1,070
Accrued investment income	1,375	897
Reinsurance balances recoverable on unpaid losses	9,594	1,539
Prepaid reinsurance premiums	151,950	41,727
Current Federal income tax recoverable	—	1,651
Deferred Federal income tax benefit	5,003	3,495
Intangible assets—acquired licenses	11,529	11,529
Other assets	788	922

Total assets	$363,120	$219,301

Liabilities and Shareholder's Equity

Liabilities
Deferred premium revenue	$163,129	$44,933
Unpaid losses and loss adjustment expenses	10,380	1,585
Deferred ceding commissions, net	11,654	1,118
Reinsurance premiums payable	19,441	17,648
Payable for securities purchased	—	12,974
Accounts payable and accrued expenses	5,765	3,781
Intercompany payable to affiliates	10,289	11,309

Total liabilities	220,658	93,348

Shareholder’s Equity
Common stock (par value $7,500 for December 31, 2002 and December 31, 2001, 2,000 shares authorized, issued and outstanding for December 31, 2002 and 2001)	15,000	15,000
Additional paid-in capital	139,154	119,154
Accumulated other comprehensive income (net of deferred Federal income tax liability of: 2002—$1,562; 2001—$592)	2,812	1,054
Accumulated deficit	(14,504)	(9,255)

Total shareholder’s equity	142,462	125,953

Total liabilities and shareholder’s equity	$363,120	$219,301

See accompanying notes to consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary

Consolidated Statements of Operations and Comprehensive Income
For the years ended December 31, 2002, 2001 and 2000

(U.S. Dollars in thousands except number of shares)

	Year ended December 31,
	2002	2001	2000

Revenues
Gross premiums written	$154,129	$51,242	$27
Ceded premiums written	(143,156)	(47,854)	(26)

Net premiums written	10,973	3,388	1
Change in deferred premium revenue	(7,973)	(3,206)	—

Net Premiums earned (net of ceded earned premium of $32,933 in 2002, $6,127 in 2001 and $26 in 2000)	3,000	182	1
Other income	157	—	—
Net investment income	5,799	5,719	5,517
Net realized gains (losses) on investments	1,975	955	(621)
Net realized and unrealized gains (losses) on credit derivatives	(24)	(138)	—

Total revenues	10,907	6,718	4,897

Expenses
Net losses and loss adjustment expenses (net of ceded losses and loss adjustment expenses of $8,233 in 2002, $1,532 in 2001 and $6 in 2000)	754	46	1
Net operating expenses	17,835	18,794	6,459

Total expenses	18,589	18,840	6,460

Loss before Federal income tax benefit	(7,682)	(12,122)	(1,563)

Current Federal income tax (benefit) expense	45	(1,829)	(414)
Deferred Federal income tax (benefit) expense	(2,478)	(4,105)	27

Total Federal income tax benefit	(2,433)	(5,934)	(387)

Net loss	(5,249)	(6,188)	(1,176)

Other comprehensive income	1,758	103	2,325

Comprehensive (loss) income	$(3,491)	$(6,085)	$1,149

See accompanying notes to consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary

Consolidated Statements of Changes in Shareholder’s Equity
For the years ended December 31, 2002, 2001 and 2000

(U.S. Dollars in thousands except number of shares)

	Year ended December 31,
	2002	2001	2000

Common Shares
Number of shares, beginning of year	2,000	2,500	2,500
Shell acquisition—retirement of XL Capital Assurance Inc. shares	—	(2,500)	—
Shell acquisition—issue new XL Capital Assurance Inc. shares	—	2,000	—

Number of Shares—end of year	2,000	2,000	2,500

Common Stock
Balance—beginning of year	$15,000	$15,000	$15,000

Balance—end of year	15,000	15,000	15,000

Additional Paid-In Capital
Balance—beginning of year	119,154	70,000	70,000
Contribution of The London Assurance of America Inc.	—	24,154	—
Capital contribution	20,000	25,000	—

Balance—end of year	139,154	119,154	70,000

Accumulated Other Comprehensive Income
Balance—beginning of year	1,054	951	(1,374)
Net change in unrealized appreciation of investments, net of deferred Federal tax expense of $970 in 2002, $80 in 2001 and $512 in 2000	1,758	103	2,325

Balance—end of year	2,812	1,054	951

Accumulated deficit
Balance—beginning of year	(9,255)	(3,067)	(1,891)
Net loss	(5,249)	(6,188)	(1,176)

Balance—end of year	(14,504)	(9,255)	(3,067)

Total shareholder’s equity	$142,462	$125,953	$82,884

See accompanying notes to consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary

Consolidated Statements of Cash Flows
For the years ended December 31, 2002, 2001 and 2000

(U.S. Dollars in thousands except number of shares)

	Year ended December 31,
	2002	2001	2000

Cash provided by operating activities
Net loss	$(5,249)	$(6,188)	$(1,176)
Adjustments to reconcile net loss to net cash provided by operating activities
Net realized (gains) losses on sale of investments	(1,975)	(955)	621
Net realized and unrealized losses on credit derivatives excluding cash received and paid	513	179	—
Amortization of premium on bonds	919	117	120
Amortization of acquired licenses	—	244	—
Increase in unpaid losses and loss adjustment expenses, net	754	46	1
Increase in deferred premium revenue	7,973	3,206	—
Deferred ceding commissions, net	10,536	1,118	—
Increase in reinsurance premiums payable	1,793	17,629	19
Increase in premiums receivable	(1,643)	(1,043)	(27)
Decrease (increase) in accrued investment income	(478)	89	(151)
Increase (decrease) in current Federal income tax recoverable	1,651	(1,972)	(414)
Deferred Federal income tax liability	(2,478)	(4,105)	27
Increase in accounts payable and accrued expenses	1,471	2,713	750
(Decrease) increase in intercompany payable to affiliates	(1,020)	7,188	4,201
Other	121	(1,116)	(313)

Total adjustments	18,137	23,338	4,834

Net cash provided by operating activities	12,888	17,150	3,658

Cash flows from investing activities
Proceeds from sale of fixed maturities and short-term investments	167,142	74,052	15,215
Proceeds from sale of preferred stock	—	—	3,708
Proceeds from maturity of fixed maturities and short-term investments	64,292	132,394	24,235
Purchase of fixed maturities and short-term investments	(258,812)	(225,675)	(45,069)

Net cash used in investing activities	(27,378)	(19,229)	(1,911)

Cash flows from financing activities
Cash of contributed company	—	11,279	—
Capital contribution	20,000	25,000	—

Net cash provided by financing activities	20,000	36,279	—

Increase (decrease) in cash and cash equivalents	5,510	34,200	1,747

Cash and cash equivalents—beginning of year	39,204	5,004	3,257

Cash and cash equivalents—end of year	$44,714	$39,204	$5,004

Taxes paid (refund received)	$(1,699)	$143	$—

See accompanying notes to consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

1.   Organization and Ownership

  XL Capital Assurance Inc. (“the Company”) is a wholly owned subsidiary of XL Reinsurance America Inc. (“XL RE AM”), formerly known as NAC Reinsurance Corporation, which is an indirect wholly owned subsidiary of XL America, Inc. (“XLA”). XLA is an indirect wholly owned subsidiary of XL Insurance (Bermuda) Ltd (“XL Insurance”). XL Insurance is an indirect wholly owned subsidiary of XL Capital Ltd (“XL Capital”), a holding company incorporated in the Cayman Islands. XLA is XL Capital’s U.S. holding company.

  The Company is an insurance company domiciled in the State of New York. The Company is engaged in the business of providing credit enhancement by writing financial guaranty insurance policies on asset-backed structured finance, essential infrastructure project finance, future flow, public finance transactions and credit default swap obligations. The Company issued its first insurance contract in December 2000.

  The Company was formed on September 13, 1999 and became licensed as a financial guaranty insurer in New York upon its merger with an affiliate, X.L. Risk Solutions, Inc. on September 30, 1999.

  On February 22, 2001, XL RE AM acquired all the outstanding shares of The London Assurance of America, Inc. (“LAA”). LAA was incorporated in New York on July 25, 1991. Prior to its purchase by XL RE AM, LAA was a New York-domiciled property and casualty insurance company that was licensed in 44 states and the District of Columbia. The business previously underwritten through LAA, together with all the liabilities of LAA, were reinsured effective July 1, 2000 to an affiliate of LAA under a reinsurance, assignment and assumption agreement. XL RE AM caused the Company to merge with and into LAA on the day of acquisition (with LAA as the surviving entity) and for LAA to simultaneously change its name to XL Capital Assurance Inc. and Subsidiary.

  On May 15, 2002, the Company capitalized XL Capital Assurance (U.K.) Limited, (“XLCA-UK”), an insurance company organized under the laws of England. XLCA-UK is a direct wholly owned subsidiary of the Company.

2.   Summary of Significant Accounting Policies

  Basis of presentation and consolidation

  The accompanying consolidated financial statements include the accounts of the Company and its subsidiary and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), which for insurance companies differ in certain respects from the accounting practices prescribed or permitted by the New York Insurance Department (“NYID”) (See Note 15). The results include the consolidation of XLCA-UK, accounted for as a subsidiary with effect from April 24, 2002. All significant intercompany accounts and transactions have been eliminated. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the Company’s consolidated balance sheets at December 31, 2002 and 2001 and the reported amounts of revenue and expenses in the consolidated statements of operations for the years ended December 31, 2002, 2001 and 2000. Actual results may differ from those estimates. Certain comparative figures have been reclassified to conform with current year’s presentations.

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

  Investments

  All the Company’s investments in fixed maturity securities are designated as available for sale and accordingly are carried at fair value. The fair value of investments is based on quoted market prices received from a nationally recognized pricing service or dealer quotes. Any resulting unrealized gains or losses are reflected as a separate component of shareholder’s equity and included in other comprehensive income, net of applicable deferred Federal income taxes. Bond discount and premium are amortized on the effective yield method over the remaining terms of securities acquired. For mortgage-backed securities for which prepayment risk may be significant, assumptions regarding prepayments are evaluated periodically and revised as necessary. Any adjustments required due to the resulting change in effective yields are recognized in current income. Short-term investments comprise securities with maturities equal to or greater than ninety days but less than one year. Short-term investments purchased with an original maturity of ninety days or less are classified as cash equivalents. All investment transactions are recorded on a trade date basis. Realized gains and losses on sale of investments are determined on the basis of specific identification. Investment income is recognized when earned.

  Premium revenue recognition

  Up-front premiums are earned pro-rata to the amount of risk outstanding over the expected period of coverage. The amount of risk outstanding is equal to the sum of the par amounts of debt insured. Premiums are allocated to each bond maturity and are earned on a straight-line basis over the term of each maturity. Installment premiums are earned over each installment period – typically a month or quarter.

  Deferred premium revenue and prepaid reinsurance premiums represent the portion of premiums written which is applicable to the unexpired terms of policies in force. If an insured issue is retired or defeased prior to the end of the expected period of coverage, the remaining deferred premium, less any amount credited to a refunding issue reinsured by the Company, will be recognized in income at that time.

  Losses and loss adjustment expenses

  The Company maintains a non-specific general reserve on its financial guaranty business which is based on industry loss experience. This reserve is available to be applied to new case basis reserves that may be established for claims on current outstanding insured principal and interest in the future. This general reserve is established for expected levels of losses associated with currently insured issues and is based on a portion of premiums earned to date. The Company will, on an ongoing basis, monitor these reserves and may periodically adjust such reserves based on the Company’s actual loss experience, its future mix of business, and future economic condition. Losses and loss adjustment expenses in the accompanying consolidated balance sheets are reflected gross of reinsurance.

  A case basis reserve for unpaid losses and loss adjustment expenses will be recorded at the net present value of an estimated loss when, in management’s opinion, the likelihood of a future loss on a particular insured obligation is probable and determinable at a balance sheet date. For the years ended December 31, 2002 and 2001, there are no case reserves reported and the liability for unpaid losses and loss adjustment expenses consists entirely of non-specific general reserves.

  Deferred acquisition costs

  Certain costs incurred, primarily relating to and varying with the production of new business, have been deferred. These costs include direct and indirect expenses related to underwriting, marketing and policy issuance, rating agency fees and premium taxes, reduced by ceding commission income on premiums ceded to reinsurers. The Company considers the present value of future premiums under installment contracts written and the current value of deferred premium revenue when determining the recoverability of deferred acquisition costs. Deferred acquisition costs and deferred ceding commissions are amortized on a straight-line basis over five years.

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

  Reinsurance

  In the normal course of business, the Company seeks to reduce the loss that may arise from events that could cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Reinsurance premiums ceded and deferred ceding commissions recorded thereon are earned on a pro-rata basis over the period the reinsurance coverage is provided.

  Intangible assets -- acquired licenses

  Acquired licenses were recorded at fair value when acquired as part of the 2001 acquisition of The London Assurance of America, Inc. In adopting SFAS 142, the Company has determined that the licenses have an indefinite life and, therefore, are not being amortized. Prior to adoption of SFAS 142, the Company had been amortizing over a 40 year period. The recoverability of the carrying values of intangible assets is evaluated annually based on a review of forecasted discounted cash flows and by referencing other available information. For the two-year period ended December 31, 2002, there were no adjustments to the carrying value of intangible assets resulting from these evaluations.

  Income taxes

  Deferred Federal income taxes are provided for temporary differences between the tax and financial reporting basis of assets and liabilities that will result in deductible or taxable amounts in future years when the reported amounts of the assets or liabilities are recovered or settled.

  Credit default swaps

  Credit default swaps are recorded at fair value which is determined using a model developed by the Company and is dependent upon a number of factors including changes in interest rates, credit spreads, changes in credit quality, expected recovery rates and other market factors. The change resulting from movements in these factors is unrealized as the credit default swaps are not traded to realize this value and is included in net realized and unrealized gains and losses on credit derivatives. Other elements of the change in fair value are based upon pricing established at the inception of the contract.

  Variable interest entities

  The Company participates in transactions which utilize variable interest entities in the ordinary course of the Company’s business. The Company provides financial guaranty insurance of structured transactions backed by pools of assets of specified types, municipal obligations supported by the issuers’ ability to charge fees for specified services or projects, and corporate risk obligations including essential infrastructure projects and obligations backed by receivables from future sales of commodities and other specified services. The obligations related to these transactions are often securitized through off-balance sheet variable interest entities. In synthetic transactions, the Company guarantees payment obligations of counterparties, including variable interest entities, through credit default swaps referencing asset portfolios. The Company only provides financial guaranty insurance of these variable interest entities for fixed premiums at market rates but does not hold any equity positions or subordinated debt in these off-balance sheet arrangements. Accordingly, these variable interest entities are not consolidated.

  Segment reporting

  As a monoline financial guaranty insurer, the Company has no reportable operating segments.

3.   Investments

  Bonds with a par value of $5,992,000 and a fair value of $6,672,559 at December 31, 2002 were on deposit with thirteen states, the Commonwealth of Puerto Rico and the Republic of Singapore as required by those Insurance Regulatory Departments.

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

  The credit quality of fixed maturity securities at December 31, 2002 was as follows:

Rating	Percent of fixed maturity securities

AAA	84%
AA	4%
A	12%

100%

  The high credit quality of the Company’s investment portfolio of fixed maturity securities is primarily due to strict adherence to conservative investment guidelines. Unrealized gains and losses are deemed to be temporary and result from general interest rate movements.

  The amortized cost and fair value for fixed maturities as of December 31, 2002 and 2001 are as follows:

	December 31, 2002

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

	(U.S. Dollars in thousands)
Bonds
U.S. Government and government agencies and authorities	$47,773	$2,601	$—	$50,374
Special revenue and assessment obligations of agencies and authorities of government and political subdivisions	429	17	—	446
Industrial and miscellaneous	62,725	1,818	(62)	64,481

Total bonds	$110,927	$4,436	$(62)	$115,301

	December 31, 2001

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

	(U.S. Dollars in thousands)
Bonds
U.S. Government and government agencies and authorities	$51,525	$1,400	$(74)	$52,851
Special revenue and assessment obligations of agencies and authorities of government and political subdivisions	434	—	(7)	427
Industrial and miscellaneous	24,981	619	(292)	25,308

Total bonds	$76,940	$2,019	$(373)	$78,586

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

  The change in net unrealized gains (losses) consisted of:

	Year Ended December 31,
	2002	2001	2000

	(U.S. Dollars in thousands)

Fixed maturity securities	$2,728	$183	$2,377
Preferred stock	—	—	460

Change in net unrealized gains	$2,728	$183	$2,837

  Fair value is based on the quoted market price or dealer quotes obtained from an independent source.

  The amortized cost and fair value of bonds at December 31, 2002 by contractual maturity is shown below. Actual maturity may differ from contractual maturity because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value

	(U.S. Dollars in thousands)

Within one year	$—	$—
Due after one year through five years	20,163	20,904
Due after five years through ten years	23,275	23,989
Due after ten years	38,821	40,084

Subtotal	82,259	84,977
Government agencies, authorities and other mortgage-backed securities	28,668	30,324

Total	$110,927	$115,301

  The net investment income for the years ended December 31, 2002, 2001 and 2000 was as follows:

	2002	2001	2000

	(U.S. Dollars in thousands)
Bonds
U.S. Government and government agencies and authorities	$2,515	$3,201	$4,674
Special revenue and assessment obligations of agencies and authorities of government and political subdivisions	14	3	98
Industrial and miscellaneous	2,651	1,779	476
Preferred stock	—	—	142
Short-term investments	315	457	114
Cash equivalents	557	451	211

Subtotals	6,052	5,891	5,715
Less: investment expenses	253	172	198

Net investment income	$5,799	$5,719	$5,517

  Proceeds from sales of fixed maturities for the years ended December 31, 2002, 2001 and 2000 were $117,925,508, $66,095,164, and $15,215,182, respectively.

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

The gross realized gains and gross realized losses for the years ended December 31, 2002, 2001 and 2000 related to the sale of investments were as follows (U.S. dollars in thousands):

	2002		2001		2000
	Gains	Losses	Gains	Losses	Gains	Losses

Bonds	$2,217	$(248)	$1,987	$(1,032)	$91	$(126)
Preferred stock	—	—	—	—	—	(586)
Short term investments	6	—	—	—	—	—

Total	$2,223	$(248)	$1,987	$(1,032)	$91	$(712)

4.   Information Concerning Parent and Affiliates

  General Services Agreement

  The Company entered into a General Services Agreement effective January 1, 2002 with an affiliated company, XL Financial Administrative Services Inc. (“XLFAS”), a wholly owned subsidiary of XLA, that was approved by the NYID. XLFAS employs substantially all the personnel of the Company and provides the office space and furniture and equipment used by the Company. Under the terms of this agreement, operating expenses are allocated based on the requirements of Regulation 30 of the NYID. In 2002, operating expenses relating to infrastructure start up, rating agency financial strength ratings and business development activities were allocated to the Company under this agreement in the amount of $34,236,629.

  Employee Benefit Plans

  XLA maintains a qualified defined contribution pension plan for the benefit of all eligible employees and a non-qualified deferred compensation plan for the benefit of certain employees of XLFAS and some other subsidiaries (collectively, the “Plans”). XLFAS’s discretionary contributions to both Plans are based on a fixed percentage of employee contributions and compensation as defined by the Plans. The Company’s share of allocated pension expense, which is funded as accrued, was $1,847,385 and $670,889 for 2002 and 2001, respectively.

  Facultative Quota Share Reinsurance Treaty

  On October 6, 1999, the Company entered into a Facultative Quota Share Reinsurance Treaty (“Treaty”) with XL Financial Assurance Ltd (“XLFA”), a Bermuda financial guarantee reinsurer, which is 86.8% owned by XL Insurance (Bermuda) Ltd. The remaining 13.2% is owned by Financial Security Assurance Holdings Ltd., an unrelated company. The Treaty was amended and restated on June 22, 2001. Under the terms of this agreement XLFA agrees to reinsure up to 90% of the Company’s acceptable risks. The Company is allowed a 30% ceding commission on premiums written ceded under the terms of this agreement.

  XL Insurance (Bermuda) Ltd entered into a reinsurance agreement guarantee dated October 6, 1999 with the Company, that unconditionally and irrevocably guarantees the full and complete performance of all obligations of XLFA to the Company under the above described facultative quota share reinsurance treaty. In connection with the amendment and restatement of the Treaty, XL Insurance (Bermuda) Ltd entered into another reinsurance agreement guarantee on June 22, 2001.

  The Company entered into a Facultative Master Certificate (the “XL Re Treaty”) with XL RE AM, a New York insurance corporation with Administrative Offices in Stamford, Connecticut and the direct parent of the Company. The XL Re Treaty is effective as of November 1, 2002. Under the terms of the XL Re Treaty, XL RE AM agrees automatically to reinsure risk assumed by the Company under financial guaranty insurance policies up to the amount necessary for the Company to comply with single risk limitations set forth in Section 6904(d) of the New York Insurance Laws. The reinsurance provided by XL RE AM may be on an excess of loss or quota share basis. The Company is allowed a 30% ceding commission on premiums written ceded under the terms of this agreement.

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

  Formation of Subsidiary

  The Company formed a subsidiary, XL Capital Assurance (U.K.) Limited (“XLCA-UK”) on April 24, 2002. XLCA-UK became authorized to provide financial guaranty insurance in the United Kingdom on May 22, 2002. XLCA-UK is a direct, wholly owned subsidiary of the Company.

  The Company and XLCA-UK have entered into (i) a reinsurance agreement effective June 30, 2002, providing for the Company’s reinsurance of risks of XLCA-UK (the “XLCA-UK Reinsurance Agreement”), (ii) an agreement dated August 9, 2002, whereby the Company agrees to provide certain financial support to XLCA-UK (the “XLCA-UK Surplus Maintenance Agreement”) and (iii) an excess of loss reinsurance agreement, effective June 30, 2002, providing for the Company’s reinsurance of certain excess losses (the “XLCA-UK Excess of Loss Reinsurance Agreement”). XLCA-UK is allowed a 30% ceding commission on premiums written ceded under the terms of the XLCA-UK Reinsurance Agreement.

  Under the XLCA-UK Reinsurance Agreement, the Company agrees to reinsure financial guarantee policies issued by XLCA-UK. The Company will reinsure financial guaranty policies on a quota share basis (or other mutually agreeable method) and generally accept 97% of all liabilities and losses relating to each policy. Under the XLCA-UK Excess of Loss Reinsurance Agreement, the Company agrees to assume as reinsurance from XLCA-UK 100% of net incurred losses arising during the term (initially nine years) of the agreement in excess of 10% of XLCA-UK’s capital and surplus. The Company’s maximum liability under the XLCA-UK Excess of Loss Reinsurance Agreement is $50,000,000.

  Pursuant to the XLCA-UK Surplus Maintenance Agreement, the Company agrees to financially support XLCA-UK and maintain a minimum capital and surplus position of the greater of (i) $12,500,000 and (ii) 200% of the UK Financial Services Authority’s Required Minimum Margin of Solvency.

  No business was written by XLCA-UK in 2002 and, consequently, no premiums were assumed by the Company under the XLCA-UK Reinsurance Agreement or the XLCA-UK Excess of Loss Agreement in 2002.

  Surplus Maintenance Agreement

  The Company has entered into a Surplus Maintenance Agreement dated February 20, 2001 pursuant to which XL RE AM has agreed to maintain the Company’s statutory capital and surplus of at least $75,000,000. This agreement terminates February 20, 2004 unless otherwise extended.

5.   Net Premiums Earned

  Premiums earned are comprised of:

	Year ended December 31,
	2002	2001	2000

	(U.S. Dollars in thousands)

Direct premium written	$150,893	$49,286	$27
Assumed premium written	3,236	1,956	—
Ceded premium written	(143,156)	(47,854)	(26)

Net premium written	10,973	3,388	1
Change in direct deferred premium revenue	(118,055)	(43,989)	—
Change in assumed deferred premium revenue	(141)	(944)	—
Change in prepaid reinsurance premiums	110,223	41,727	—

Net premiums earned	$3,000	$182	$1

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

6.   Net Operating Expenses

  Net operating expenses are comprised of:

	Year ended December 31,
	2002	2001	2000

	(U.S. Dollars in thousands)
Operating expense:
Gross operating expenses	$47,290	$32,149	$6,467
Less: Deferred acquisition costs (DAC)	16,110	10,742	—
Add: Amortization of DAC	3,760	1,074	—

Subtotal: Operating expenses	34,940	22,481	6,467
Ceding commission revenue:
Gross ceding commission revenue	39,991	14,473	8
Less: Deferred ceding commissions (DCC)	28,093	11,984	—
Add: Amortization of DCC	5,207	1,198	—

Subtotal: Ceding commission revenue	17,105	3,687	8
Net operating expenses	$17,835	$18,794	$6,459

7.   Deferred Ceding Commissions and Deferred Acquisition Costs

  Ceding commissions revenue and acquisition costs are deferred for amortization to future periods. The ceding commission income and costs deferred and related amortization are as follows (U.S. dollars in thousands):

	December 31,
	2002	2001

Deferred ceding commissions, net balance beginning of year	$(1,118)	$—
Ceding commission revenue
Ceding commission revenue deferred during the year	(28,093)	(11,984)
Ceding commissions amortized	5,207	1,198
Acquisition costs
Costs deferred during the year	16,110	10,742
Costs amortized	(3,760)	(1,074)

Deferred ceding commissions, net balance end of year	$(11,654)	$(1,118)

8.   Reinsurance

  The Company utilizes reinsurance principally to increase aggregate premium capacity and to reduce the risk of loss on financial guarantee business underwritten. This reinsurance includes the Facultative Quota Share Reinsurance Treaty with an affiliate discussed in Note 4 as well as other facultative reinsurance with non-affiliated reinsurers. The Company is liable with respect to reinsurance ceded to the extent that any reinsurance company fails to meet its obligation to the Company. The Company regularly monitors the financial condition of its reinsurers and believes there is no material unrecoverable reinsurance.

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

	2002

	Affiliate	Non-Affiliate	Total

	(U.S. Dollars in thousands)
Year ended December 31
Ceded premium written	$136,478	$6,678	$143,156
Ceded premium earned	29,271	3,662	32,933
At December 31
Par exposure ceded	19,789,347	1,119,004	20,908,351
Unpaid losses and loss adjustment expense ceded	7,317	916	8,233

	2001

	Affiliate	Non-Affiliate	Total

	(U.S. Dollars in thousands)
Year ended December 31
Ceded premium written	$46,430	$1,424	$47,854
Ceded premium earned	5,821	306	6,127
At December 31
Par exposure ceded	7,362,550	412,075	7,774,625
Unpaid losses and loss adjustment expense ceded	1,456	76	1,532

9.   Outstanding Exposure and Collateral

  The Company’s policies insure the scheduled payments of principal and interest on municipal obligations, structured single risks, asset-backed obligations and collateralized debt obligations. The net exposure retained on any risk is subject to formalized underwriting guidelines. The Company issued its first policy in 2000, shortly after receiving its financial strength ratings. In 2001 and 2002, the Company diversified its book of business both domestically and internationally, across multiple industries and by type of obligations insured. The principal amount insured as of December 31, 2002 and 2001 (gross par outstanding and net of amounts ceded to reinsurers) categorized by risk class is as follows:

Risk Classes – Par Exposure (U.S. Dollars in millions)	2002			2001

	Gross	Net	% of Net	Gross	Net	% of Net

Public finance obligations	$5,938	$567	27.6%	$1,560	$156	23.5%
Structured single risks	5,445	393	19.2%	2,234	130	19.5%
Asset-backed obligations	4,648	452	22.0%	597	60	9.0%
Collateralized debt obligations	6,929	640	31.2%	4,049	319	48.0%

	$22,960	$2,052	100.0%	$8,440	$665	100.0%

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

The par amounts insured as of December 31, 2002 and 2001 and the terms of maturity are as follows:

Years to Maturity – Par Exposure (U.S. Dollars in millions)	2002
	Public Finance Gross	Net	Non-Public Finance Gross	Net

0 to 5 years	$75	$7	$6,527	$515
5 to 10 years	777	78	5,247	450
10 to 15 years	784	78	2,329	220
15 to 20 years	662	66	352	30
20 years and beyond	3,640	338	2,567	270

	$5,938	$567	$17,022	$1,485

	2001
	Public Finance Gross	Net	Non-Public Finance Gross	Net

0 to 5 years	$48	$5	$3,334	$205
5 to 10 years	91	9	1,385	119
10 to 15 years	204	20	664	66
15 to 20 years	150	15	425	43
20 years and beyond	1,067	107	1,072	76

	$1,560	$156	$6,880	$509

  The Company limits its exposure to losses from writing financial guarantees through a formal credit approval process and by maintaining a surveillance function which monitors insured transactions. Additionally, the Company mitigates credit risk by underwriting investment grade transactions, diversifying its portfolio and maintaining rigorous collateral requirements on asset-backed obligations, as well as through reinsurance.

  As of December 31, 2002 and 2001, the gross par amount of insured obligations in the asset-backed insured portfolio are backed by the following types of collateral:

Asset-Backed Collateral Type – Par Exposure (U.S. Dollars in millions)	2002			2001
	Gross	Net	% of Net	Gross	Net	% of Net

Consumer assets	$4,036	$391	86.5%	$525	$53	88.3%
Commercial assets	570	57	12.6%	72	7	11.7%
Other asset-backed obligations	42	4	0.9%	—	—	—

Total	$4,648	$452	100.0%	$597	$60	100.0%

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

As of December 31, 2002 and 2001, the insured portfolio was diversified by type of insured obligation as shown in the following table:

Type of Insured Obligation	2002			2001
(U.S. Dollars in millions)
	Gross	Net	% of Net	Gross	Net	% of Net

Collateralized debt obligations	$6,929	$640	31.2%	$4,049	$320	48.0%
Utilities	2,384	225	10.9%	209	21	3.1%
Consumer mortgages	2,070	205	10.0%	—	—	—
General obligation	1,739	174	8.5%	993	99	15.0%
Future flow	2,114	122	5.9%	1,156	45	6.8%
Pre-insured	865	87	4.2%	580	58	8.7%
Auto	884	86	4.2%	470	47	7.1%
Transportation	884	82	4.0%	248	25	3.7%
Higher education	867	79	3.9%	104	10	1.6%
Special revenue	690	69	3.4%	168	17	2.4%
Investor-owned utilities	1,007	69	3.4%	330	10	1.6%
Commercial receivables	570	57	2.8%	72	7	1.1%
Consumer receivables	526	53	2.6%	33	3	0.5%
Credit card	556	47	2.2%	22	2	0.3%
Bank product	768	47	2.2%	—	—	—
Non ad valorem	65	6	0.4%	6	1	0.1%
Structured investment products	42	4	0.2%	—	—	—

Total	$22,960	$2,052	100.0%	$8,440	$665	100.0%

  The Company seeks to maintain a diversified portfolio of insured obligations designed to spread its risk across a number of geographic areas. As of December 31, 2002 and 2001, the distribution of par exposure by geographic location is set forth in the following table:

Geographic Distribution – Par Exposure (U.S. Dollars in millions)	2002			2001

	Gross	Net	% of Net	Gross	Net	% of Net

California	$1,662	$155	7.6%	$534	$54	8.0%
New York	1,478	146	7.1%	621	62	9.3%
Alabama	882	88	4.3%	—	—	—
Virginia	580	58	2.8%	580	58	8.7%
Texas	548	55	2.7%	—	—	—
Puerto Rico	484	48	2.3%	114	11	1.7%
Massachusetts	570	38	1.8%	104	10	1.6%
Georgia	153	29	1.4%	—	—	—
Other U.S. Jurisdictions- Diversified	12,485	1,123	54.7%	4,637	356	53.5%
International	4,118	312	15.3%	1,850	114	17.2%

Total	$22,960	$2,052	100.0%	$8,440	$665	100.0%

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

  In its asset-backed business, the Company considers geographic concentration as a factor in its underwriting process. However, the existence of first loss protection in a typical asset-backed securitization, in addition to other factors, makes it difficult to attribute geographic exposure to deals collateralized by diversified pools of obligations. For asset-backed transactions, the Company considers a seller/servicer, industry, and type of collateral to be more relevant measures of diversification.

  As of December 31, 2002 and 2001, the distribution of par exposure by form of credit enhancement is set forth in the following table:

Credit Enhancement Par Exposure (U.S. Dollars in millions)	2002			2001
	Gross	Net	% of Net	Gross	Net	% of Net

Financial guaranty insurance policy	$18,355	$1,662	81.0%	$5,629	$495	74.4%
Credit default swap	4,605	390	19.0%	2,811	170	25.6%

Total	$22,960	$2,052	100.0%	$8,440	$665	100.0%

10.   Liability for Losses and Loss Adjustment Expenses

  The Company’s liability for losses and loss adjustment expenses consists of general reserves. Activity in the liability for losses and loss adjustment expenses is summarized as follows (U.S. Dollars in thousands):

	2002	2001

Balance at January 1	$1,585	$7
Less reinsurance recoverable	1,539	6

Net balance at January 1	46	1
Incurred losses and loss adjustment expense
Current year	394	35
Prior years	346	10
Recovered losses and loss adjustment expenses, net
Current year	—	—
Prior years	—	—

Net balance December 31	786	46
Add reinsurance recoverable	9,594	1,539

Balance at December 31	$10,380	$1,585

  During 2002, the Company increased its net general reserve by $740,000, of which $394,000 was for originations of new business and $346,000 was for business originated in the prior year.

11.   Income Taxes

  The Company’s Federal income tax return is consolidated with XLA and its subsidiaries. XLA maintains a tax sharing agreement with its subsidiaries, whereby the consolidated tax liability is allocated among affiliates in the ratio that each affiliate’s separate return liability bears to the sum of the separate return liabilities of all affiliates that are members of the consolidated group. In addition, a complementary method is used which results in reimbursement by profitable affiliates to loss affiliates for tax benefits generated by loss affiliates. At December 31, 2002 and 2001, the Company had a Federal tax receivable of $0 and $1,651 from XLA, respectively.

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

  The U.S. Federal income tax rate applicable to ordinary income is 35%. The actual tax expense on income from operations differs from the “expected” amount for the following reasons:

	2002		2001		2000

	Amount	Percent of Pre-Tax Loss	Amount	Percent of Pre-Tax Loss	Amount	Percent of Pre-Tax Loss

	(U.S. Dollars in thousands)
"Expected" tax benefit	$(2,689)	(35.0%)	$(4,263)	(35.0%)	$(546)	(35.0%)
Adjustments:
Amortization of licenses acquired	—	—	85	0.6%	—	—
Valuation allowance	—	—	(2,414)	(19.8%)	217	14.0%
Other	256	3.4%	658	5.4%	(58)	(3.8%)

Actual tax (benefit) expense	$(2,433)	(31.6%)	$(5,934)	(48.8%)	$(387)	(24.8%)

  The components of the net deferred Federal income tax position of the Company as of December 31, 2002 and 2001 were as follows:

	December 31,
	2002	2001

	(U.S. Dollars in thousands)
Deferred tax assets
Net operating loss carryforward	$1,743	$3,754
Deferred ceding commissions, net	4,079	391
Other—net	756	(57)

	6,578	4,088

Deferred tax liabilities
Unrealized appreciation of investments	(1,562)	(592)
Accretion of discount	(13)	(1)

Net deferred Federal income tax benefit	$5,003	$3,495

  Management has concluded that the deferred tax assets are more likely than not to be realized. Therefore, no valuation allowance has been provided. At December 31, 2002, the Company has net operating loss carryforwards available to offset future income of $4,981,000. The majority of the net operating loss carryforwards will expire in 2021.

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

12.   Accumulated Other Comprehensive Income

  The related tax effects allocated to the unrealized gains or losses component of other comprehensive income are as follows:

	Before	Tax	Net of
	Tax	Expense	Tax
	(U.S. Dollars in thousands)
Year ended December 31, 2002
Unrealized gains (losses) on investments
Beginning balance	$1,646	$592	$1,054

Unrealized gains arising during year	4,703	1,661	3,042
Less: reclassification adjustments for gains
realized in income	(1,975)	(691)	(1,284)

Other comprehensive income	2,728	970	1,758

Ending balance	$4,374	$1,562	$2,812

Year ended December 31, 2001
Unrealized gains (losses) on investments
Beginning balance	$1,463	$512	$951

Unrealized gains arising during year	1,138	414	724
Less: reclassification adjustments for gains realized in income	(955)	(334)	(621)

Other comprehensive income	183	80	103

Ending balance	$1,646	$592	$1,054

Year ended December 31, 2000
Unrealized gains (losses) on investments
Beginning balance	$(1,374)	$—	$(1,374)

Unrealized gains arising during year	3,458	512	2,946
Less: reclassification adjustments for losses realized
in income	(621)	$—	(621)

Other comprehensive income	2,837	512	2,325

Ending balance	$1,463	$512	$951

13.   Lease Commitments

  In November, 2002 the Company moved to new headquarters and committed to lease office space under non-cancelable leases. The leases provide for escalations resulting from increased assessments for taxes, utilities and maintenance. The table below shows minimum payments under operating leases with terms in excess of one year and expected sub-lease income:

(U.S. Dollars in Thousands)
	Minimum
	Lease	Sub-lease
	Payments	Income

2003	$6,772	$868
2004	6,793	1,240
2005	6,823	1,240
2006	6,823	1,257
Later years	111,668	6,516

Total	$138,879	$11,121

  Rent expense was $2,748,904, $1,517,237, and $291,463 for the years ended December 31, 2002, 2001 and 2000, respectively.

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

14.   Disclosures About Fair Values of Financial Instruments

  The following estimated fair values have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret the data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

  Investments: The fair value of fixed maturity investments is based primarily on quoted market prices received from a nationally recognized pricing service or dealer quotes.

  Cash and cash equivalents, receivable for investments sold, and payable for investments purchased: The carrying amounts of these items are a reasonable estimate of their fair value.

  Premiums receivable and reinsurance premiums payable: The fair value of receivables from insured and reinsurance premiums payable are assumed to approximate carrying value.

  Losses and loss expenses, net of reinsurance balances recoverable: The carrying value is assumed to be fair value, because the provision is established for non-specific expected levels of losses resulting from credit failures.

  Installment premiums: Consistent with industry practice, there is no carrying amount for installment premiums since the Company will receive premiums on an installment basis over the term of the insurance contract. The fair value is derived by calculating the present value of the estimated future cash flow stream (net premium and ceding commissions) discounted at 7%.

	2002		2001		2000

	Carrying	Estimated	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value

	(U.S. Dollars in thousands)
Assets
Fixed maturity investments	$115,301	$115,301	$78,586	$78,586	$82,425	$82,425
Short-term investments	20,153	20,153	38,681	38,681	—	—
Cash	44,714	44,714	39,204	39,204	5,004	5,004
Liabilities
Deferred premium revenue, net of
prepaid reinsurance premiums	11,179	11,179	3,206	3,206	—	—
Loss and loss adjustment expenses,
net of reinsurance recoverable on
unpaid losses	786	786	46	46	1	1
Payable for securities purchased	—	—	12,974	12,974	—	—
Off-Balance Sheet Instruments
Installment premiums	—	63,123	—	31,987	—	122

15.   Statutory Accounting Practices and Dividend Restrictions

  GAAP differs in certain significant respects from accounting practices prescribed or permitted by the NYID.

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

The following summarizes the significant differences between statutory accounting practices and GAAP.

	2002	2001	2000

	(U.S. Dollars in thousands)
Net income
GAAP net loss	$(5,249)	$(6,188)	$(1,176)
Statutory adjustments
Premium revenue recognition	(185)	(13)	—
Net losses and loss adjustment expenses	754	59	1
Deferred Federal income tax (benefit) expense	(2,478)	(4,105)	27
Amortization of intangible assets	—	244	—
Deferred acquisition costs and ceding commissions, net	(1,118)	1,118	—
Purchase accounting adjustments for merged company	—	429	—
Net income of consolidated subsidiary	(218)	—	—
FAS 133—change in fair value of credit derivatives excluding	513	179	—
cash received and paid
Other	162	(9)	(68)

Statutory net loss	$(7,819)	$(8,286)	$(1,216)

Shareholder's equity
GAAP shareholder's equity	$142,462	$125,953	$82,884
Statutory adjustments
Premium revenue recognition	(198)	(13)	—
Deferred Federal income tax (benefit) liability	1,721	(3,495)	532
Net unpaid losses and loss adjustment expenses	786	60	1
Contingency reserve	(1,134)	(160)	(1)
Non-admitted assets	(6,211)	(828)	(313)
Intangible assets—acquired licenses	(11,529)	(11,529)	—
Deferred acquisition costs and ceding commissions, net	—	1,118	—
Unrealized appreciation of investments	(4,374)	(1,646)	(1,463)
FAS 133 change in fair value of credit derivatives	692	179	—
excluding cash received and paid
Other	92	(96)	44

Statutory policyholders' surplus	$122,307	$109,543	$81,684

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

  The principal differences result from the following statutory accounting practices:

    Bonds are carried at amortized cost rather than designated as available for sale and carried at market value. Unrealized gains or losses are not recognized as a separate component of shareholder’s equity net of applicable deferred Federal income taxes.
    Assets such as furniture and equipment, leasehold improvements, prepaid expenses and deposits are non-admitted and are charged directly to policyholders’ surplus.
    A formula-based contingency reserve is established by an appropriation of unassigned surplus. This reserve is calculated at the greater of a prescribed percentage applied to insured outstanding principal or 50% of premiums written, net of ceded reinsurance. The prescribed percentage varies by the type of outstanding principal. The reserve is available to be applied to new case basis reserves that are established for claims on current outstanding insured principal and interest in the future. A non-specific general reserve is not recorded.
    Current Federal income taxes are provided only on taxable income for which income taxes are currently payable and deferred tax assets are limited to an amount determined to be realizable within one year based on management’s estimation of the future realizability of deferred tax assets.
    Purchase accounting adjustments are not recognized.
    Acquisition costs are charged to operations as incurred rather than as related premiums are earned.
    Upfront premiums are recognized as earned when the related risk has expired rather than over the period of risk.

  The National Association of Insurance Commissioners (“NAIC”) adopted a new Statutory Accounting Principles Manual (referred to as the “Codification”) effective January 1, 2001. The Codification replaced the prior Accounting Practices and Procedures Manual as the NAIC’s primary guidance on statutory accounting. The NYID adopted the Codification effective January 1, 2001, except where it is in conflict with New York Insurance Law and with certain specific prescribed additional practices and procedures. The Company adopted the requirements of Codification effective January 1, 2001 without any significant changes in opening statutory policyholders’ surplus or in the way it reported its 2001 statutory financial position and results of operations.

  Under New York Insurance Law, the Company may pay dividends to XL RE AM, without the prior approval of the Superintendent of the NYID, only from earned statutory policyholders’ surplus subject to the maintenance of the minimum capital and surplus requirement. In addition, the dividend, together with all other dividends declared or distributed by the Company during the preceding twelve months, may not exceed the lesser of 10% of its policyholders’ surplus as shown in the Company’s last filed statement, or adjusted net investment income, as defined, for such twelve-month period. As of December 31, 2002, the Company had no earned surplus available for the payment of dividends during the next twelve months.

16.   Shareholder’s Equity

  The Company was formed on September 13, 1999, with 2,500 shares of common stock at a par value of $6,000 per share.

  On February 22, 2001, XL RE AM acquired all the outstanding shares of The London Assurance of America, Inc. (“LAA”) for $24,154,000. Prior to its purchase by XL RE AM, LAA was a New York-domiciled property and casualty insurance company that was licensed in 44 states and the District of Columbia. The business previously underwritten through LAA, together with all the liabilities of LAA, were ceded effective July 1, 2000 to an affiliate of LAA under an assumption reinsurance arrangement. XL RE AM caused the Company to merge with LAA on the day of acquisition and for LAA to simultaneously adopt the name of XL Capital Assurance Inc. In the merger process, the Company repurchased 500 shares of common stock with a par value of $6,000. The remaining 2,000 outstanding shares of common stock were immediately converted into issued and outstanding shares, $7,500 par value, of the merged company. This transaction had no effect on the Company’s stated capital.

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

  On August 23, 2001, the Company received a $25,000,000 cash infusion from XLA, the parent company, as additional paid-in capital. The capital will be used for general working capital purposes and to support the Company’s business strategy.

  On May 15, 2002, the Company received a $20,000,000 cash infusion from XLA as additional paid in capital. The funds were used to capitalize XLCA-UK.

17.   Credit Default Swaps

  Credit default swaps issued by the Company meet the definition of a derivative. The Company has recorded these products at management’s estimate of fair value. The Company determines fair value using a model developed internally which calculates the difference between actual remaining credit enhancement fees and estimated fees under current market conditions. In essence, the model estimates the cost of purchasing an offsetting position to the original credit default swap from another comparable counterparty under the current market environment. The model depends upon a number of factors including changes in interest rates, credit spreads, the rating of individual transactions, and other market factors. Credit default swaps are considered by the Company to be, in substance, financial guaranty contracts as the Company has the intent to hold them to maturity.

  The Company’s credit default swap portfolio generally requires the Company to meet payment obligations for referenced credits within the portfolio in the event of specific credit events after exhaustion of various first loss protection levels. These credit events are contract specific, but generally cover bankruptcy, failure to pay and repudiation. The credit default swap portfolio is structured pools of corporate obligations that were awarded investment grade ratings at the deals’ inception. Approximately 77% of the portfolio is rated AAA with the remaining 23% allocated to other investment grade ratings. The weighted average term of the contracts in force was 6.14 years. The portfolios are currently performing as expected.

  The Company previously presented changes in fair value of credit derivatives across traditional insurance company accounts including premiums, losses and loss adjustment expenses and net realized gains and losses. In 2002, the Company elected to present net changes in fair value of its credit default swaps in net realized and unrealized gains and losses on credit derivatives. Prior year comparative figures have been reclassified to conform to this presentation with no impact on reported net income or shareholder’s equity.

  The net fair value adjustment for the periods ended December 31, 2002 and 2001 was an unrealized loss of $24,000 and $138,000, respectively. At December 31, 2002 and 2001, the Company had a net credit default swap liability of $882,000 and $192,000, respectfully, classified within Accounts Payable and Other Liabilities on the consolidated balance sheets. Information concerning par exposure of the credit default swap portfolio is disclosed in Note 9.

18.   Recent Accounting Pronouncements

  The Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activity,” in June, 1998. SFAS No. 133 establishes accounting and reporting standards for derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activity. It requires that an entity recognize all derivatives as either other assets or other liabilities in the balance sheet and measure those instruments at fair value. The Company adopted SFAS No. 133, as amended, as of January 1, 2001.

  In June 2001, the FASB issued SFAS No. 141, “Business Combinations,” which states that all business combinations are to be accounted for using one method – the purchase method. It requires that business combinations be accounted for the same way as asset acquisitions are accounted for, based on values exchanged. On February 22, 2001, XL RE AM acquired all the outstanding shares of The London Assurance of America, Inc. for $24,154,000. The fair value of net assets acquired amounted to

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

  $24,770,000. The Company estimated the fair value of intangible assets acquired, which represents insurance licenses, to be approximately $11,772,000. The merger with The London Assurance of America, Inc. was accounted for using the purchase method of accounting.

  In July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets,” which changes the accounting for goodwill and other indefinite lived intangible assets in business combinations from an amortization approach to an impairment-only approach. The adoption of SFAS No. 142 on January 1, 2002 resulted in the Company’s discontinuation of amortization of its intangible asset. However, the Company is required to test its intangible asset for impairment under the new standard, which could require an adjustment of the intangible asset balance if impairment is determined. The implementation of this standard did not have a material effect on the Company’s financial position and net income as set forth in the table below.

	For the year ended December 31,
	2002	2001	2000

	(U.S. Dollars in thousands)
Reported net loss	$(5,249)	$(6,188)	$(1,176)
Add back Amortization of acquired licenses	—	244	—

Adjusted net loss	$(5,249)	$(5,944)	$(1,176)

  In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 relates to the accounting for and disclosure of guarantees and requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that guarantee. A guarantee that is issued by a financial guaranty insurance company and accounted for under GAAP for insurance contracts is excluded entirely from the scope of the standard. Accordingly, the Company’s financial guarantee contracts are not subject to the requirements of this standard. Guarantees that are accounted for under FASB Statement of No. 133, “Accounting for Derivative Instruments and Hedging Activities,” are excluded from the initial recognition and measurement, however, the guarantees are subject to the disclosure requirements. The disclosure requirements are effective for financial statements ending after December 15, 2002. The only contracts requiring specific disclosure under FIN 45 are credit default swaps, hence, the Company has elected to disclose information pertaining to its credit default swap portfolio in Notes 9 and 17.

  In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (“SFAS No. 148”). SFAS No. 148 amends FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the prior disclosure guidance and requires prominent disclosures in both annual interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the reported results. XL Capital Ltd. plans to record option expense for options granted subsequent to January 1, 2003, in accordance with SFAS No. 123, as amended by SFAS No. 148. The effect of the adoption of SFAS No. 148 will depend on the level of options awarded to employees of the Company and therefore cannot yet be determined.

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

  In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities”. The interpretation is detailed and based on the underlying concept that companies that control another entity through interest other than voting interest should consolidate the controlled entity. Additionally, if it is reasonably possible that a company has a significant variable interest, the company must describe the nature, purpose, size and activities of the variable interest entities and the maximum exposure to loss. The consolidation requirements of this standard apply to all variable interest entities created after January 31, 2003. However, the disclosure requirements are applicable to December 31, 2002 financial statements.

  In underwriting financial guaranty insurance, the Company believes the risk of any loss to be remote based upon the Company’s requirement that guaranteed obligations be investment grade prior to the provision of credit enhancement. Typically, in the case of asset backed securities and other structured obligations such investment grade ratings are based upon subordination, cash reserves, and other structural protections. Consequently, the Company has determined that it does not have a significant variable interest in such variable interest entities. Accordingly, these variable interest entities will not be consolidated and the disclosure requirements of FIN 46 do not apply. Disclosures of the Company’s maximum loss and nature and size of variable interest entities in which the Company is involved is included in Footnote 9.

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

19.   Quarterly Financial Information (Unaudited)

(U.S. Dollars in thousands)
2002	First	Second	Third	Fourth	Full Year

Gross premiums written	$14,528	$73,526	$18,539	$47,536	$154,129
Net premiums written	1,833	6,270	1,254	1,616	10,973
Net premiums earned	572	552	854	1,022	3,000
Net investment income	1,599	1,317	1,458	1,425	5,799
Net loss and loss expenses	143	138	214	259	754
Income (loss) before taxes	(3,757)	(1,903)	(1,656)	(366)	(7,682)
Net income (loss)	(2,520)	(1,153)	(1,085)	(491)	(5,249)

(U.S. Dollars in thousands)
2001	First	Second	Third	Fourth	Full Year

Gross premiums written	$1,624	$7,778	$14,689	$27,151	$51,242
Net premiums written	130	727	1,418	1,113	3,388
Net premiums earned	10	50	118	4	182
Net investment income	941	1,880	1,456	1,442	5,719
Net loss and loss expenses	3	12	30	1	46
Income (loss) before taxes	(4,988)	(897)	(3,576)	(2,661)	(12,122)
Net income (loss)	(3,444)	(1,069)	(206)	(1,469)	(6,188)